August 26, 2020

Christine Dietz, Senior Staff Accountant
Frank Knapp, Staff Accountant
Office of Technology
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7561

Re:	TIM Participações S.A. Form 20-F for the Year Ended December 31, 2019 Filed May 1, 2020 File No. 1-14491

Dear Ms. Dietz and Mr. Knapp:

By letter dated July 29, 2020, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Annual Report on Form 20-F for the Year Ended December 31, 2019 (the “2019 Form 20-F”) of TIM Participações S.A. (“TIM” or the “Company,” also referred to in this letter as “we”) filed with the SEC on May 1, 2020, as amended.

Our responses to the Staff’s comments on the 2019 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and the numbered comment from the Staff’s comment letter in bold face text. Our response follows the comment.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to the Financial Statements

Note 26. Net revenue, page F-71

1.	We note your presentation of gross service revenue, gross goods sold and gross operating revenue on page F-72. Please remove these non-IFRS presentations from the footnotes as presentation of non-IFRS measures is prohibited in the financial statements per Item 10(e)(1)(ii)(C) of Regulation S-K. We also note that gross operating revenue is presented on page 75. Please explain your basis for disclosing this measure as it appears to be a tailored revenue measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

We respectfully acknowledge the Staff’s comment but believe that inclusion of the measures referred to in the Staff’s comment on the face of the Company’s financial statements or in the notes thereto is not prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K.

Brazilian Corporations Law No. 6,404/76 Section V, Art. 187 requires that a Brazilian corporation’s income statement for each year shall itemize gross revenue from sales and services, deductions from sales, rebates and taxes, prior to presenting net revenue. This presentation is further permitted by the Brazilian Securities Commission (the Comissão de Valores Mobiliários, the “CVM”), which is the regulatory body in Brazil responsible for establishing accounting standards and financial reporting obligations for public companies. Pursuant to the CVM’s official notice of September 1, 2007, a company must present in its income statement, at a minimum, gross revenue from sales and services, deductions from sales, rebates and taxes, prior to presenting net revenue. While Item 10(e)(1)(ii)(C) of Regulation S-K would prohibit the presentation of these non-IFRS measures in our financial statements, Item 10(e)(5) of Regulation S-K clarifies that for purposes of paragraph (e) of Item 10, “non-GAAP financial measures exclude financial measures required to be disclosed by GAAP, Commission rules, or a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.” [emphasis added] In addition, while Item 10(e)(5) would require that such financial measures should be presented outside of the financial statements, it makes exception where such measure is “expressly permitted by the standard-setter that is responsible for establishing the GAAP used in such financial statements.” [emphasis added] In our case, disclosure of gross service revenue, gross goods sold and gross operating revenue as part of our financial statements is (1) required by a system of regulation applicable to us, which is the Brazilian Corporations Law, and (2) expressly permitted by the standard setter that is responsible for establishing the accounting principles applicable to our financial statements, the CVM.

In addition to being required by Brazilian law, we believe that the presentation of these metrics is important for understanding our business in comparison to our peers in the Brazilian telecom industry, who are also required to present this information. Moreover, we believe these metrics are important for investors to understand our business, as they convey key information related to, among other things, taxes levied on revenues at the local level as well as relevant discounts provided to telecom clients that can significantly impact our financial statements. In addition, certain Brazilian taxes to which we are subject, including the Tax on Goods and Services in Circulation (Imposto sobre Circulação de Mercadorias e Serviços, or ICMS), the Tax on Services (Imposto Sobre Serviços, or ISS), the Social Integration Program (Programa de Integração Social, or PIS) and the Contribution to Finance Social Security (Contribuição para Financiamento da Seguridade Social, or COFINS), are calculated based on gross operating revenues.

Because we believe that presentation of our non-IFRS measures is permitted pursuant to the guidance in Item 10(e)(5) as being required pursuant to Brazilian Corporations Law and permitted by the CVM, and due to the importance of such information for analyzing our business in relation to our peers and in relation to the tax regime and business regime applicable to us, we respectfully inform the Staff that we believe the Company should be able to continue to include such measure in its annual reports on Form 20-F.

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We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +55-21-4009-4000 or Nicholas Kronfeld of Davis Polk & Wardwell at 212 450 4950, should you have any questions regarding the foregoing.

Very truly yours,

/s/ Adrian Calaza
Adrian Calaza Chief Financial Officer TIM Participações S.A.

cc:	Nicholas A. Kronfeld (Davis Polk & Wardwell LLP) Drew Glover (Davis Polk & Wardwell LLP)

Via EDGAR